Exhibit (A)(1)(K)

Media Relations Jorge Pérez (52 81) 8888-4334	Investor Relations Abraham Rodríguez (52 81) 8888-4262	Analyst Relations Ricardo Sales (212) 317-6008

CEMEX REVISES AND EXTENDS OFFER TO PURCHASE

APPRECIATION WARRANTS

MONTERREY, MEXICO, December 23, 2003 – CEMEX, S.A. de C.V. (NYSE: CX) announced today that it has revised and extended its offer to purchase appreciation warrants and American Depositary Warrants (ADWs) for cash. The revised offer and withdrawal rights will now expire at 4:15 p.m., New York City time, on January 26, 2004, unless CEMEX extends the offer further. CEMEX today commenced distributing the revised tender offer materials to holders of appreciation warrants and ADWs.

As previously announced, the revised offer is an offer to purchase up to 90,018,042 appreciation warrants (including appreciation warrants represented by ADWs), which represent approximately 86.73% of the outstanding appreciation warrants (or the sum of 80% of the outstanding appreciation warrants not already owned by, or controlled by, CEMEX and its subsidiaries plus the approximately 34.9 million appreciation warrants owned or controlled by CEMEX and its subsidiaries). Holders of appreciation warrants and ADWs who wish to tender their securities are required to specify the price at which they wish to tender, which should be in Mexican Pesos and not greater than MXP 8.10 per appreciation warrant (US$ equivalent of MXP 40.50 per ADW, since each ADW represents five appreciation warrants) and not less than MXP 5.10 per appreciation warrant (US$ equivalent of MXP 25.50 per ADW).

When the offer expires, CEMEX will determine the lowest purchase price (the “selected purchase price”) that will allow it to purchase 90,018,042 appreciation warrants (including appreciation warrants represented by ADWs), or such lesser number as are validly tendered and not withdrawn at prices not greater than MXP 8.10 per appreciation warrant (US$ equivalent of MXP 40.50 per ADW) and not less than MXP 5.10 per appreciation warrant (US$ equivalent of MXP 25.50 per ADW). If more than 90,018,042 appreciation warrants (including appreciation warrants represented by ADWs) are tendered at or below the selected purchase price, purchases of those appreciation warrants and ADWs generally will be made on a pro rata basis.

CEMEX intends to tender all of the approximately 34.9 million appreciation warrants (including appreciation warrants represented by ADWs) owned or controlled by it and its subsidiaries at the minimum price of MXP 5.10 per appreciation warrant (US$ equivalent of MXP 25.50 per ADW).

Based on preliminary counts, as of 5:00 p.m., New York City time, on December 22, 2003, no appreciation warrants and approximately 3,208,590 ADWs had been tendered in the offer.

All appreciation warrants and ADWs previously tendered in the offer will be deemed to have been tendered upon the revised terms of the offer. Holders of appreciation warrants and ADWs who previously tendered their securities in the offer and who do not wish to tender their securities under the revised terms of the offer will need to withdraw the securities previously tendered prior to the expiration date of the revised offer. Holders of appreciation warrants and ADWs who previously tendered their securities in the offer and who wish to revise the terms of their tender, will need to withdraw the securities previously tendered and re-submit their revised tender prior to the expiration date of the revised offer.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any appreciation warrants or ADWs. The revised offer outside of Mexico is being made solely by the Revised Offer to Purchase dated December 23, 2003 and the related Letter of Transmittal that is being distributed to holders. Investors are urged to read the Tender Offer Statement on Schedule TO, as amended, that has been filed with the U.S. Securities and Exchange Commission (SEC) in connection with the revised offer, as well as any further amendments or supplements to the Statement when they become available, because they contain important information. Each of these documents will be filed with the SEC, and investors may obtain them for free from the SEC at the SEC’s website (www.sec.gov) or from Global Bondholder Services Corporation, the information agent for the offer outside of Mexico, by directing such request to: Global Bondholder Services Corporation, 65 Broadway, Suite 704, New York, NY, 10006, Attention: Corporate Actions, telephone (866) 470-4100. The revised offer in Mexico is being made solely by the Mexican information memorandum, a supplement thereto and the Carta de Aceptación contemplated therein. The information memorandum and the supplement are available at the website of the Mexican Stock Exchange (Bolsa Mexicana de Valores) (www.bmv.com.mx).

Citigroup Global Markets Inc. is acting act as dealer-manager for the U.S. and international portions of the offer. Additional information concerning the terms of the U.S. and international portions of the offer may be obtained by contacting the information agent or Citigroup Global Markets Inc. at (212) 816-6849. Acciones y Valores de Mexico, S.A. de C.V. is acting as dealer-manager of the offer in Mexico.

CEMEX is a leading global producer and marketer of cement and ready-mix products, with operations primarily concentrated in the world’s most dynamic cement markets across four continents. CEMEX combines a deep knowledge of the local markets with its global network and information technology systems to provide world-class products and services to its customers, from individual homebuilders to large industrial contractors. For more information, visit www.cemex.com.